SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

SCHEDULE 13D UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. __)*

Strategic Acquisitions, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

86269D 10 6
(CUSIP Number)

Exworth Management LLC 51 JFK Parkway, 1st Floor West #135 Short Hills, NJ 07078 (757) 645-6019
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 1, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l (g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Names of Reporting Persons Exworth Management LLC

2.	Check the Appropriate Box if a Member of a Group (a)☐ (b)☐

3.	Sec Use Only

4.	Source of Funds WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware, USA

	7.	Sole Voting Power 2,013,000, common shares
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,013,000, common shares

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,013,000 common shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 74.14% of common stock(1)

14.	Type of Reporting Person (See Instructions) PN

(1)Percentage of total voting power represents voting power with respect to all shares of the Common Stock (2,715,000 common shares issued and outstanding), as a single class. Shares issued and outstanding as described in Item 5 of this Schedule 13D, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the U. S. Securities and Exchange Commission (“SEC”) on August 15, 2022.

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ITEM 1.SECURITY AND ISSUER

(a)Name of Issuer:

Strategic Acquisitions, Inc., a Nevada corporation (the "Issuer").

(b)Address of Issuer’s Principal Executive Offices:

30 Broad Street, 14th Floor

New York, NY 10004.

ITEM 2.IDENTITY AND BACKGROUND

(a)Name of Person Filing:

Exworth Management LLC

(b)Address of Principal Business Office:

51 JFK Parkway Suite 135

Short Hills, NJ 07078

(c)Citizenship:

A Delaware Limited Liability Company

ITEM 3.SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On or about September 1, 2022, Exworth Management LLC. ("Reporting Person") purchased 2,013,000 unregistered restricted Common shares for $650,000 in the private transactions directly from NextCoal International Inc., the Issuer's largest shareholder, John P O’Shea, the president and director of the Issuer, Marika X. Tonay, the director of the Issuer, and a private seller. The funds to purchase these shares came directly from the bank account of Exworth Management LLC.

ITEM 4.PURPOSE OF TRANSACTION

The Reporting Person has acquired the Securities of the Issuer for investment purpose, and such purchase have been made in the Reporting Person’s ordinary course of business. Upon the completion of the transactions, Jonathan Braun and Marika X. Tonay have resigned from the board, and Yuanyuan Huang and Wei Huang have been appointed as the directors of the Issuer to fill the vacancies on the board.

ITEM 5.INTEREST IN SECURITIES OF THE ISSUER

(a)As of the close of business on September 1, 2022, Exworth Management LLC., a Delaware Limited Liability Company, beneficially owns 2,013,000 shares of the Issuer's Common shares. Yuanyuan Huang is the managing member of Exworth Management LLC, and he has the ultimate voting control over the shares held by this entity.

(b)As of the close of business on September 1, 2022, Exworth Management LLC., a Delaware Limited Liability Company, beneficially owns 74.14% of the Issuer’s Common Stock (see Item 5(a) above). Percentage of Total Voting Power is calculated based on 2,715,000 Common shares issued and outstanding. This number was reported in the Issuer’s Current Report on Form 10-Q filed with the SEC on August 15, 2022.

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(c)Number of shares as to which such person has:

(i)Sole power to vote or to direct the vote:

See Item 7 on such reporting person’s cover page hereto.

(ii)Shared power to vote or to direct the vote:

See Item 8 on such reporting person’s cover page hereto.

(iii)Sole power to dispose or to direct the disposition of:

See Item 9 on such reporting person’s cover page hereto

(iv)Shared power to dispose or to direct the disposition of:

See Item 10 on such reporting person’s cover page hereto.

ITEM 6.CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer.

ITEM 7.MATERIAL TO BE FILED AS EXHIBITS

None.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 6, 2022

EXWORTH MANAGEMENT LLC

By: /s/ Yuanyuan Huang

Name: Yuanyuan Huang

Title: Manager